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Exhibit 21.1
Outdoor Channel Holdings, Inc.
Listing of Subsidiaries
Details of the consolidated subsidiaries at December 31, 2007 are as follows:

	State of
	Incorporation/
Name	Organization	Percent Held

43455 BPD, LLC	California	100%

Gold Prospector’s Association of America, Inc. (“GPAA”)	California	100%

The Outdoor Channel, Inc.	Nevada	100% (held by GPAA, Inc.)